Exhibit 99.6

Amended 2010 Ethics Policy

TELUS ETHICS POLICY

February 2010

TELUS Ethics Policy

Table of Contents

Introduction	4
Responsibilities	5
Team TELUS	5
Compliance/Exceptions	5
Managers	6
Senior Managers (directors and above)	6
TELUS Board of Directors Members and Employees who represent TELUS as Directors on other organization boards	6
Ethics Office	6
Integrity Work Group	6
Ethical Decision Making	7
1. Questions to Ask Yourself	7
2. Review Guidelines and Policies	7
3. Talk to Your Manager	7
4. Expert Assistance	8
5. TELUS EthicsLine	8
6. Last Resort Resolution	9
Ethical Guidelines	10
Customer and Team TELUS Information	10
Privacy of Communications	10
Confidentiality of Information	10
Integrity	12
Personal and Corporate Integrity	12
Proprietary Rights and Assets of Others	12
Compliance with Laws	13
International Operations	13
Human Rights	13
Health and Safety	14
Involvement in a legal matter	14
Environment	14
Political Activities	15
Company Assets	16
Company Information	16
Public Disclosure	16
Business Records	17
Financial Transactions	17
Property	17
Intellectual Property	18
Personal Use of Communication Devices	18
Conflict of Interest	21
Relationships	21
Outside employment and activities	22
Future Business	22
Information	22
Insider Trading	23
Gifts and Benefits	23
Dealing with Suppliers, Contractors, Consultants and Agents	27
Selecting Suppliers, Contractors, Consultants and Agents	27
Adherence to applicable TELUS policies	27

All TELUS team members:

Central to TELUS’ purpose is to make the future friendly for our stakeholders.  One of the critical elements in realizing this ambition is to ensure our individual and collective reputation is beyond reproach.  How we work is just as important as what we do.  Our goal is to demonstrate the highest level of ethics and integrity in our business dealings with all stakeholders (customers, shareholders, suppliers, colleagues and our communities).  This is a corporate priority and a shared responsibility for all TELUS team members as each one of our actions and decisions affect our company and its reputation.

This Ethics Policy outlines the responsibilities and guidelines that describe the ethical standard expected of all team members. In addition, it provides a decision making process supporting the resolution of ethical issues and identifies members of the TELUS team who are available for help and advice.  Case studies are provided to illustrate how ethical responsibilities and guidelines apply in everyday situations.

Please read this document carefully and make the ethical guidelines it outlines an integral part of how you conduct business at TELUS. You play an important role in representing our organization.  Guided by these ethical standards, we build trusted relationships with our customers, shareholders, suppliers, fellow team members and the communities in which we live, work and serve.

Darren Entwistle

President and Chief Executive Officer

Robert McFarlane

Executive Vice-President and Chief Financial Officer

Josh Blair

Executive Vice-President, Human Resources

Introduction

This Policy applies to all of TELUS, including members of the Board of Directors, officers and employees of TELUS Corporation and its subsidiaries (referred to as Team TELUS or team members).

It is not intended that there be any waivers to this Policy. In the unlikely event that a waiver is considered and granted for an executive officer or member of the Board of Directors, it must receive prior approval by the Board of Directors or their delegate.  The delegate must be a Board committee.  In such circumstances, any waivers granted to members of the Board of Directors or executive officers must be disclosed subject to the TELUS Policy on Corporate Disclosure and Confidentiality of Information. In the unlikely event that a waiver is considered for team members other than an executive officer or a member of the Board of Directors, prior approval must be received from the Senior Vice President General Counsel & Corporate Secretary together with the Vice President Risk Management & Chief Internal Auditor and must be promptly reported to the Audit Committee of the Board of Directors.

Team members are reminded that TELUS reserves the right to vary, revoke or amend any terms of the Policy as is required by the needs of the business.  TELUS will notify team members of any amendments to the Ethics Policy prior to the changes becoming effective. Nevertheless, team members are encouraged to periodically review this Policy (at least annually) to remain familiar with its terms.  To assist this review, team members are required to complete the ethics training module each year.  The Ethics Policy constitutes a term of the employment contract of TELUS employees.

This Policy is available on the Company’s intranet and is publicly available at about.telus.com/governance/ethics.html.

Responsibilities

Team TELUS

All members of the TELUS team are expected to act honestly in all dealings, comply with the laws and regulations governing our businesses, and maintain an ethical work environment. This standard requires that each member of our team understand and apply the guidelines in this policy to everyday actions and decisions.

At TELUS, we not only do things right, but we should strive to do the right things.  Each member of our team takes responsibility for their actions including:

•      Observance of the guidelines outlined in this and other company policies wherever in the world we are working

•      Compliance with applicable local laws and regulations

All business activities should be able to stand up to any possible public scrutiny and further investigation if required.

The guidelines in this policy are based upon generally accepted standards of ethical business conduct and applicable civil and criminal laws. The absence of a guideline covering a particular situation does not relieve any of us from the responsibility for acting ethically.

Team TELUS members, or any person acting under the direction thereof, are prohibited from directly or indirectly taking any action to improperly influence, coerce, manipulate or mislead the Company’s external or internal auditors or their representatives.

Compliance/Exceptions

In situations where the right ethical behaviour is unclear, or where there may be the appearance of a contravention of these guidelines, we support each other in seeking advice and clarification.  If you are unsure as to the ethical course of action, you should first discuss the situation with your manager or the applicable department identified in this policy.

If you become aware of a possible violation of the Ethics Policy, you are required to report this to the Director - Ethics and Controls Compliance.  For more details please refer to the TELUS EthicsLine section.  Possible violation of laws and regulations will be directed to the Compliance office for legal review and investigation. Members of the TELUS Board of Directors may also advise the Chair of the Board of potential violations. The Chair will refer the matter to the Director — Ethics and Controls Compliance for investigation, resolution and reporting.

Failure to act in accordance with the guidelines outlined in this policy may have consequences for the individual, may create potential harm to TELUS’ reputation and brand, and may put TELUS at risk for civil or criminal penalty. Individual consequences may include disciplinary action, up to and including dismissal as well as civil and criminal penalties.  Therefore, please regard the requirement to understand and to act in accordance with the TELUS Ethics Policy as a most serious matter.

Managers

In addition to the aforementioned responsibilities, TELUS managers have the additional responsibility to:

•      Be familiar with the TELUS Ethics Policy and resolution procedures

•      Promote and maintain a climate in which honest, ethical and legal business conduct is the norm

•      Encourage open discussion and resolution of all business concerns

•      Maintain, without compromise, our ethical standards in achieving goals and objectives, no matter how important the goal or objective may be

Senior Managers (directors and above)

In addition to the aforementioned responsibilities, TELUS team members who have roles regarding internal controls and financial reporting and disclosure controls have, as outlined in the Policy on Corporate Disclosure and Confidentiality of Information, the responsibility to make full, fair, accurate, timely and understandable disclosure in reports and documents that TELUS files with, or submits to, securities commissions and in other public communications made by TELUS.

TELUS Board of Directors Members and Employees who represent TELUS as Directors on other organization boards

In addition to the aforementioned responsibilities, but subject to the requirement that such individuals comply with their fiduciary obligations as a director of another organization, TELUS Board members have the responsibility to notify the Chair of the Board of TELUS or, in case of TELUS employees who represent TELUS on the Boards of other organizations, the TELUS Integrity Work Group of any potential perceived conflict of interest or other Ethics Policy issues which arise during the course of their Board service.  In providing such notice, team members should exercise due care to ensure that they act in compliance with their obligations to the other organization and, for example, do not disclose to TELUS any confidential information of such other organization.

Ethics Office

The Ethics Office is established to provide Team TELUS with a resource regarding ethical matters.  This Office oversees the Ethics policy, conducts investigations, provides advice on ethical issues and develops and administers ethics training for TELUS’ expected standards of business conduct. The Director — Ethics and Controls Compliance reports on activities of the Office, including breaches of the Ethics policy  to the chief executive and financial officers (unless implicated) and to the Audit Committee of the Board of Directors on a quarterly basis.

Integrity Work Group

An Integrity Work Group supports the Ethics office in overseeing the Ethics policy and quarterly reporting to senior management and the Audit Committee of the TELUS Board of Directors. Members of the Integrity Work Group include representatives from Risk Management, Human Resources, Legal Services, the Compliance office and the Chief Security office.

Ethical Decision Making

This policy reflects our commitment to high standards of ethical behaviour in our professional and business dealings. The TELUS Ethics Policy is intended to support open and frank discussion and the satisfactory resolution of ethical dilemmas.

Each of us is responsible for striving to ensure our behaviour is ethical and for taking steps to resolve ethical dilemmas. The guidelines in this policy are provided to assist with ethical decision-making. As business becomes increasingly complex, the policy cannot provide guidance about every possible situation.

If you  have an ethical issue with which you would like help, follow the process below, stopping at the point at which your situation has been resolved.

1.  Questions to Ask Yourself

Gather information and then determine if the situation you face is an ethical issue. The questions below may help to clarify your situation and ethical action.

•      What is my immediate feeling about this?

•      Does this comply with company policies and procedures?

•      Is this legal?

•      Is this an expected part of my job?

•      How would others perceive this action?

•      Would I or TELUS be embarrassed if this situation were discussed in the media?

•      Would I be putting TELUS or myself at unnecessary risk?

•      What impact would this have on my or the company’s reputation?

•      Is this taking revenue or customers away from TELUS?

2.  Review Guidelines and Policies

Review the guidelines in this policy and the case studies.  If you need further assistance, consider the following additional policies as they may apply to your situation.

Signing Authority Policy

Corporate Security Policies and Corporate Security Manual

Respectful Workplace Policy

Alcohol and Drug Corporate Policy

TELUS Health and Safety Policy

Environmental Policy

TELUS Privacy Code

Corporate Credit Card Policy

Corporate Disclosure and Confidentiality of Information

Insider Trading Policy

Records Retention Policy

Social Media Guidelines

Attendance Policy

3.  Talk to Your Manager

Often your manager is in the best position to help you work through the dilemma. Your manager is responsible for supporting open discussion, working through the ethical questions you have, and guiding your access to further assistance as required. In situations where you are uncomfortable talking with your manager, or your manager is unable to help, you should refer to the next level of management or seek expert assistance as detailed in the next section.

4.  Expert Assistance

If you have tried the above sources but still have questions, assistance is available through designated subject matter experts in Human Resources, Legal Services, Privacy, the Chief  Security office, Regulatory Affairs and Corporate Accounting & Financial Reporting. Names and contact telephone numbers are listed on the company’s internal website, under Ethics. TELUS International team members should contact their Vice President for Human Resources.

5.  TELUS EthicsLine

You may also contact the TELUS EthicsLine to request guidance or make a good-faith report about misconduct or a perceived violation of this Policy, another company policy or procedure or a government law or regulation, questionable business practices, potential fraud or accounting or auditing matters that may not be in compliance with this Policy.  Reports may be made anonymously.

EthicsLine is staffed by live operators from an independent company who reports the call or web contact to TELUS to enable TELUS to respond to your concerns.  It operates 24 hours a day and seven days a week in many languages.  Ethicsline operators forward the report to the Ethics office for review and handling following each call or web contact.

Phone toll free: 1-888-265-4112 in North America. See website for other international dialing instructions

Web: link from www.telus.ethicspoint.com or company intranet

Handling of the Report

For Inquiries:

The Ethics Office will assist team members in ethical decision-making by providing guidance concerning this Policy.  The Ethics Office may also refer team members to or involve subject matter experts within TELUS for assistance.

For Complaints:

a)     Assessment of complaint

The Ethics Office will assess the nature of the complaint which will be conducted under the direction of Legal Services in appropriate cases.  The following matters for which other remedies exist will not be investigated by the Ethics Office and will be redirected as follows:

•      Labour relations issues — Immediate manager or other members of management

•      Employment matters such as promotions, remuneration, reprimands, suspensions, dismissals, harassment, discrimination — Human Resources

•      Customer service complaints — Customer Care or Client Care

With the exception of issues relating to union collective agreements, the Ethics Office will track all complaints, including those that are redirected to other areas of expert assistance, until they are resolved.

b)     Investigation

All complaints are taken seriouslyand promptly investigated by the Ethics office in conjunction with subject matter experts within TELUS if necessary.   If substantiated, the complaint will be resolved through appropriate corrective action and/or discipline. If you choose to identify yourself, you will be notified when the Ethics Office has completed its review. Every effort will be made to maintain confidentiality for those who contact the Ethics Office or who are accused of a breach of this Policy (although disclosure may be necessary in some cases to effectively conduct an investigation or support legal proceedings). It is expected that all reports to the Ethics Office will be made in good faith. Deliberately making false claims will result in disciplinary action.

c)     Protection for Reporting

Retaliation or retribution against a team member for contacting the Ethics Office or for assisting or participating in an investigation of a complaint violates our ethical principles and will not be tolerated. If you feel you have been retaliated against, you should contact Human Resources or the Director-Ethics & Controls Compliance immediately.

d)     Opportunity to Respond

If it has been found that a team member has breached or may likely have breached the Policy, this team member will be informed of the complaint in due course and be provided the opportunity 1) to respond, and 2) where appropriate, to contribute to the correction of the breach.

e)     Reporting of Breaches

Any breach of the Policy will be reported to senior management with recommendations for action.  Ethical issues reported to the Ethics Office will be summarized quarterly and reported to the Audit Committee of the Board of Directors, together with results of investigations, recommendations and management action.

f)     File Documentation

Records of the report and investigation, including contents of meetings, interviews, results of investigations and other relevant material, will be maintained by the Ethics Office in a separate file, and managed in accordance with the TELUS Privacy Code and Record Retention Policy. Disclosure of information will be strictly limited on a need-to-know basis.

6.   Last Resort Resolution

If an ethical issue remains unresolved, the Integrity Work Group is available as the body of last resort to discuss the issue and guide the resolution of any ethical issue brought forward.

Ethical Guidelines

Customer and Team TELUS Information

Privacy of Communications

As a telecommunications service provider we may have access to content of communications transmitted on our facilities.  We protect the privacy of customer communications, ensuring no tampering, intrusion or disclosure except as authorized by law. This includes ensuring the content, nature and existence of telephone calls and data transmissions are not released to third parties.

A team member may intercept a private communication only when such interception is necessary for the purpose of providing the service, for the purpose of quality control checks, to protect the company’s facilities from fraudulent abuse, or when authorized by law.

If a team member comes across a suspected illegal activity (e.g. child pornography) in the course of their work, they should report it to the Chief Security office who will determine the appropriate course of action such as reporting to the appropriate authority.

Confidentiality of Information

We respect customer and team member related information and protect its security, confidentiality and integrity. The definition of ‘customer’ includes our direct customers, customers who are also our competitors, third party customers (customers of our clients), and may include team members who are also our customers. All customer and team member personal information is confidential and may not be disclosed except as outlined in the TELUS Privacy Code and permitted by law or by applicable regulations.

Access to customer and team member personal information is strictly controlled on a “need to know” basis and is used for legitimate business purposes only.

The TELUS Privacy Code and related practices set out guidelines for managing customer and team member personal information. Various areas of the company may have additional supporting management practices in place. Refer to your manager for more information.

Case Studies

Problem

We recently hired someone who held an executive position with one of our competitors. This person was deeply involved in planning the competitor’s expansion strategy, and has information that would be very valuable to us. Can we ask him to disclose confidential aspects of this information?

Action

Absolutely not. The new team member has an obligation to protect his former company’s confidential or proprietary information, just as you would be obliged to protect the confidential or proprietary information of TELUS if you were to leave the company. You must respect the team member’s personal integrity as well as his obligation to his former employer.

Problem

My friend calls me at work in the Call Centre to ask me to look up the address and phone number of a TV personality since this information is not listed in the public directory.  Should I look this up and provide the information?

Action

Absolutely not.  Unless you have a business reason to look up the information, you should not even access this customer’s account and should certainly not provide the requested information to your friend.

Problem

My next-door neighbour is a good friend of the family of one of my former team members who now works for a different manager.  My neighbour asks me how this team member is doing.  I explain that he no longer works on my team and is away from the office on stress leave.  Should I have discussed my former team member’s status with a close family friend?

Action

No.  It is not appropriate for you to discuss the status of your former team member even though you know your neighbour is a close family friend.  Team members are reminded that, as a general rule, it is inappropriate to disclose personal information of our employees for non-work related purposes.  Of particular concern is sensitive personal information such as health or financial information and information about disciplinary action.  This is contrary to our Privacy Code.

Problem

Today I had a challenging experience with a customer and I could not make them happy.  I have my own blog on our intranet and would like to post my experience so that I can get suggestions from my team members on how to handle similar situations.  Should I post this?

Action

Soliciting feedback from your team members is an excellent idea; however you should act cautiously.  Even though you are posting this internally, you must protect the privacy of your customer.  Review what you intend to post to ensure you are not identifying your customer and if in doubt discuss with your manager before posting.

Integrity

Personal and Corporate Integrity

Individually and collectively, our personal integrity supports the honest use of time, funds and property in ethical dealings with co-workers and others. Business needs must take priority in the allocation of our time at work. Use of company time and property is for business purposes only unless otherwise authorized by management.

We consciously apply high standards of courtesy, professionalism, and honesty in our interactions with customers, shareholders, suppliers, co-workers and the community. We do not support any form of corruption, including extortion and bribery. We are fair in what we say about others’ products and services and do not improperly seek corporate trade secrets or confidential information belonging to others.  This does not preclude gathering information with the owner’s consent or from the public domain.

We are committed to lawful competition based upon the merits of our products and services and do not support any agreements or actions that restrict or impede fair competition in contravention of applicable law.  Competition (anti-trust) law is complex, and global in reach, and its application depends on the facts of a particular case. Team members with sales, marketing and pricing responsibilities, as well as senior management, function in areas that tend to attract risks for violating competition laws; particularly matters that include:

•                  establishing terms and conditions as well as pricing and promotional strategies for TELUS products and services

•                  developing advertising materials for TELUS products and services

•                  negotiating, communicating or interacting with competitors

•                  handling or using data about competitors

•                  participating in trade associations that include competitors as participants, or

•                  selecting or negotiating with vendors

Team members performing these functions should engage with Legal Services to ensure they are appropriately educated and trained with respect to competition law, and that they receive appropriate advice and specific guidelines to address relevant competition law issues that are applicable to their situation.  Team members are also required to report to Legal Services any contravention or suspected breach of competition law requirements. In addition, it is often essential to involve legal counsel early in the process of developing new commercial initiatives given the many uncertainties that can arise in the application of this area of law.

Proprietary Rights and Assets of Others

We respect the proprietary rights and assets of others.  These include both tangible properties and intangible assets such as those protected by intellectual property rights.  Intellectual property rights include trademarks, copyrights, patents, industrial designs, confidential information, know how and trade secrets. Examples of assets containing intellectual property rights that we may come across in our work include, but are not limited to, written materials, logos, creative suggestions, pictures, audio and video products and computer software.  We respect licenses and conditions of use that apply to the intellectual property of others. Copyright materials are not copied in whole or in part, or used in violation of any law or agreement with vendors, licensors or any other party. Software license conditions may be included in instruction manuals, in separate documents, or on the disk itself, and breaking the seal on a disk package may constitute acceptance of the stated agreement.

Compliance with Laws

We comply with all applicable laws and regulations of Canada and other countries where we conduct business.  Team members should be familiar and comply with the laws and regulations that relate to their work. It is the responsibility of managers to ensure that members of their team are aware of their responsibilities in this regard and to seek advice from Legal Services, Human Resources, Regulatory Affairs or Taxation if they are unsure, especially for transactions that cross international borders or involve foreign laws and regulations.

International Operations

Many countries have laws that regulate the import and export of goods, services, software and technology for a variety of reasons, including national security and foreign policy. They will also frequently have laws regarding anti-bribery and anti-corruption which can impose severe civil and criminal penalties. We will comply with all the laws of Canada and those of other countries that may apply, concerning the import and export of goods, services, software and technology and anti-bribery and anti-corruption.

In countries outside of Canada, customs vary regarding exchanging business courtesies, particularly when dealing with government employees.  Increasingly laws and regulations prohibit government officials from accepting any gift or entertainment, regardless of value. Persons providing such gifts must also take special care to avoid anti-bribery and anti-corruption laws in this highly regulated area.  Team members doing business with foreign public officials should engage with the TELUS Ethicsline or Legal Services to ensure they are appropriately educated and trained with respect to anti-bribery and anti-corruption laws and to obtain approval from the President of TELUS International with concurrence from Legal Services before making payments or gifts to government officials outside of Canada.

Human Rights

We are committed to treat all current and potential team members, customers, shareholders, suppliers and others who deal with us fairly and to maintaining a work environment that supports the contribution, worth and human rights of all team members. We believe the diversity of our team is a significant competitive advantage and we believe this thrives when we honour the traditions, beliefs, lifestyles, abilities and perspectives of all members of our team.

Every team member has the right to a workplace that is free of unacceptable behaviours such as discrimination and harassment and has the obligation to treat others in the same manner.  Unacceptable behaviours include discrimination and harassment based on race, national or ethnic origin, colour, religion, sex, sexual orientation, marital status, disability and conviction for which a pardon has been granted. Though the spirit of the law is the same, some of the grounds for discrimination and harassment may differ slightly for TELUS companies that are subject to Canadian provincial or another country’s human rights legislation. Details are provided in the Respectful Workplace Policy to which team members are referred for more information.

Our commitment to inclusiveness includes the provision of reasonable workplace accommodation to permit qualified persons who face some barrier (e.g. persons with disabilities) to do their jobs.  Examples of accommodation may include physical or technical changes to work stations and changes to work duties.  Details are provided in the Workplace Accommodation policy to which Canadian team members are referred for more information.

Health and Safety

We are committed to having healthy and safe operations in all our locations to protect the life and health of our team members, to protect our assets, to ensure business continuity and to engender public trust. When working on customer premises and public thoroughfares, we safeguard the rights and safety of the customer, the public and ourselves as outlined in the Health and Safety Policy.

We monitor progress towards our objective of preventing injuries, illnesses and incidents, and continually assess and improve, where  appropriate, our health and safety technologies and programs.  We provide training to team members to help them understand and incorporate safe behaviour in their daily business activities.  We have operating standards, practices, systems and resources to implement this policy.

We are expected to report fit for work; such that our ability to work safely is not impaired for any reason.  We must be free of the negative effects of alcohol, drugs, medications or any other substance which could cause impairment. Our actions in these instances not only reflect on us as individuals, but on TELUS as a whole.  Team members are referred to the Alcohol and Drug Corporate Policy for further details.

We are committed to providing a safe and violence-free workplace for all team members.  Workplace violence is not only an employee health and safety issue but also a criminal law issue.  Consequently, workplace violence will not be tolerated, and every incident will be investigated.  Team members are referred to the Violence Prevention in the Workplace: Investigation and Reporting policy for further details.

Involvement in a legal matter

If you are involved in a legal matter or a police case which has the potential to affect your ability to perform your job or harm the interests of TELUS, you must immediately inform your manager.

Environment

TELUS is committed to being an environmental leader by meeting or surpassing our regulatory requirements.  We embrace this responsibility to all of our stakeholders by integrating environmental considerations into our business.  We support sustainable development and offer innovative telecommunications solutions that include environmental benefits and we look to minimize waste generation and energy consumption in all of our activities.  Striving for continuous improvement guides our approach.

Detailed information on our commitment to the environment can be found in our Environmental Policy.

Political Activities

As private citizens, we are free to make contributions to causes, candidates or political parties of our choice. Unless expressly approved by TELUS, we will not associate TELUS with our personal political activities, including donations. These activities will be consistent with TELUS complying with all relevant laws regulating its participation in political affairs.  Any political contributions, whether direct, sponsorship or in-kind, made by TELUS are managed through Government Relations.

Case Studies

Problem

My manager frequently makes racist comments about one of my co-workers. This personally offends me but, because my manager is involved, I don’t feel I can speak up. What should I do?

Action

Racist comments are unacceptable. You have a right to express your disapproval of such comments — without fear of reprisal. If you are uncomfortable approaching your manager, you should speak to the Respectful Workplace Office in Human Resources or your manager’s manager.

Problem

We use a contractor to dispose of hazardous materials such as lead.  I know the contractor’s crew chief and I get the feeling that they may not be disposing of the materials correctly, at least not according to the law.  Should I care about this?  After all, it is not my company and they are probably saving us money.

Action

Yes, you should care because what the contractor is doing may expose the company to liability.  In addition,improper waste disposal is inconsistent with our commitment to reduce the environmental impact of our activities. Team members should never look the other way if they have any reason to think someone we work with is doing something wrong and are encouraged totalk with their supervisor, TELUS Environment department or call the EthicsLine.

Company Assets

Company assets are both physical (people, equipment, real estate, supplies, tools, non-public information, funds) and non-physical (communication networks, information systems, intellectual property, brand, goodwill, reputation).  We take appropriate care to protect team members and assets against undue risks, exposures and liabilities.

Company Information

As members of team TELUS, we have access to information about our company that belongs to TELUS and is used by the company for its business. Unless specifically published for external use, and public dissemination has occurred, all company records, information, reports, data, plans, processes and methods are considered company information and are prohibited from disclosure without proper authorization. Access should be limited to those team members with a legitimate business reason to seek the information.  Team members are referred to the Chief Security office Policies for further details on the classification and safeguarding of TELUS’ information assets.

Team members, including members who have left the employ of TELUS, must not use or disclose corporate trade secrets, competitive information or other confidential, proprietary information to benefit themselves or others. In situations where we would be willing to share information, Legal Services can draw up a confidentiality agreement or license agreement to protect TELUS.

No team member should knowingly invoke a software program or code that could damage TELUS’ information assets. All team members are responsible for taking reasonable measures to ensure that software and data is clear of malicious code and safe for use in TELUS’ electronic data processing environment. It is also important that you not share your computer access password.

Public Disclosure

TELUS is subject to strict securities rules regarding disclosure of financial and other material information to the public. Selective disclosure of confidential information by any team member can create liabilities for TELUS and for that team member. All discussions about TELUS in a public environment should comply with the TELUS policy on Corporate Disclosure and Confidentiality of Information, to which team members are referred for further details.

Examples of situations that may lead to inappropriate public disclosure include:

•                  Participating in an investment-related discussion forum, social networking site, chat room, blog or bulletin board on the Internet.  The team member must not disclose any confidential or material information about TELUS.

•                  Contact with a member of the investment community or the media.  All inquiries from these groups must be referred to those team members authorized to communicate on behalf of TELUS.  For further information, contact Investor Relations or Corporate Communications.

•                  Presentations to business, educational, community groups or large internal TELUS audiences.  Team members invited to make such presentations should receive approval from the Vice President Investor Relations prior to accepting the invitation.  In addition, all such public speeches and presentations must be provided in advance to Investor Relations for review where requested by them.

Business Records

Accurate, reliable records are essential for effective company management to enable us to meet our business, legal and financial obligations. We strive to ensure all reports (whether for external or internal use), records, and other data are factual, fair, complete, timely and understandable. Confidential information should be properly identified and respected as such. To protect the accuracy of our records, only legal and approved software is to be used on TELUS equipment.

Every business needs an orderly process for retaining and disposing of records and documents in order to comply with legal and regulatory requirements.  Team members are referred to the Records Retention Policy for guidance on minimum and maximum retention periods, storage of records, suspension of disposal by reason of a potential or on-going litigation or investigation, and where to obtain further information.

Financial Transactions

It is expected all team members understand their role and responsibility for the company’s financial transactions and records and follow approved procedures to protect, report, control, and accurately reflect these transactions.  Team members are referred to the Signing Authority Policy for further details.

It is a violation to falsify company records or documents (including, for example, contracts, orders, time sheets, adjustments and expense statements) and to misuse company-issued credit cards.

Team members whose duties involve authentication are responsible for the close scrutiny and timely verification of all documents upon which monies are paid out or received.

Property

We display pride of ownership on behalf of the TELUS team as we protect company facilities, equipment, tools, supplies, vehicles, funds, communication networks and information systems against loss, theft, damage, vandalism, neglect, unauthorized use and unauthorized disposal.

Team members are expected to take reasonable measures to safeguard access controls such as passwords, identification cards, keys, cards and hand-held user authentication devices. We are careful not to compromise access security to sites by leaving access doors open and unattended, we do not tamper with the network to bypass billing and we do not make unauthorized charges or credits to customer accounts. Team members are the first line of defense in protecting TELUS assets.

Team members must not make adjustments to their own accounts or services, or to those of family members, friends, co-workers or acquaintances.  Customer facing business units may exercise their discretion to establish procedures for the adjustment of team member accounts.  Team members in Customer Service Delivery may only do so if specifically authorized by trouble ticket or customer order.

Intellectual Property

Our intellectual property is a valuable TELUS asset. Intellectual property rights enable TELUS to be known and recognized in the market place and help distinguish our products and services from those of our competitors. Intellectual property rights also protect the valuable intangible assets generated or acquired by the TELUS team. At TELUS, we work together to protect our intellectual property just as we respect the proprietary rights of others as noted above.

Intellectual property rights include trademarks such as our TELUS name and logo, copyrights, patents, industrial designs, confidential information, know how and trade secrets. Examples of materials containing intellectual property rights that we may come across in our work include, but are not limited to, branding, logos, creative suggestions and ideas, pictures, audio and video products, written materials and computer software.  When our team creates intellectual property — individually or as part of a team — this property is owned by TELUS and we work to document the ownership of such intellectual property.

Team members should contact Legal Services for further information about intellectual property matters or the Brand office for information on use of our brand.  TELUS Health and Financial Solutions team members are referred to their Intellectual Property Protection policy.

Personal Use of Communication Devices

In our future friendly world, communication devices (whether the company’s or our own) are used for both business and personal purposes.  Electronic communication may occur via a wide range of technologies including, but not limited to computers, telephones, personal digital assistants (PDA), webcams, fax machines and Internet connections.   This can take the form of emails, texting, research, photographs, blogs, social networking, peer to peer file transfers and physical exchange of media (e.g. CD’s, USB storage devices and devices such as iPods).  As we communicate in any of these ways, we may identify ourselves as TELUS team members either by naming the company or by our email or IP addresses.

While we permit team members to use TELUS-provided communications devices for personal purposes, such use should be limited, should not interfere with our duties or negatively impact TELUS in any way.  We expect any such personal use to take place before or after the normal working day, or during reasonable permitted breaks from business work subject to local management approval and the needs of the business.

Team members must comply with all TELUS policies when using TELUS-provided communications devices for personal use.  We are responsible for all of our actions while using TELUS-provided communication devices.  TELUS routinely monitors the use of its systems and equipment, including emails, all messaging and Internet access. Abuse may result in disciplinary action.  Team members are referred to the Chief Security office policies for further details on the acceptable use of company equipment (including email and Internet use) and to the Social Media Guidelines for more information on blogs, wikis and social networking.

In our personal electronic communications using either TELUS-provided devices or personal devices where we are identified as a TELUS team member, we should:

•                  Remember that these communications provide a permanent record and we may be operating in a public space.

•                  Use common sense when offering our personal opinions to avoid subjecting either TELUS or ourselves to legal action.  To help avoid confusion, add the following notice: “the views expressed on this website/weblog/email are mine alone and do not necessarily reflect the views of my employer”.

•                  Not disclose information that is confidential to TELUS or to any third party that has disclosed information to us.

•                  Show respect towards other persons and organizations and avoid defamatory or discriminatory messages.

•                  Avoid offensive content of any kind, including pornography and materials promoting violence, discrimination or hatred.

•                  Not display the TELUS logo or brand images in personal communications without written permission from a senior manager or the Brand Office.

•                  Not disclose personal information about ourselves that we do not want the public to be aware of, nor disclose personal information about others.

Case Studies

Problem

How do I tell if a document (paper or electronic) is proprietary if it is not marked as such?

Action

You should begin by asking the person who issued the document. If you cannot find the source of the information, consider the nature of the information itself. For example, does the information deal with highly sensitive company strategy, financial information, sales and marketing initiatives, or important human resources issues? If you are still uncertain, speak to your manager.

Problem

I am part of a team working on a piece of the quarterly financial results. In the course of my work, I regularly see the draft package of all the results before they are approved for release. One evening, my neighbor asks me, “How is TELUS doing these days?” In this casual conversation, is it acceptable if I answer, “Well, I can tell you one thing; the results are really good this quarter.

Action

No, it is not.  This information is not yet public and therefore it should be regarded as confidential proprietary company information. In addition, if this information is material (i.e. would reasonably be expected to have a significant effect on the value or price of TELUS shares), you may also have engaged in “tipping” in violation of securities law.

Problem

I would like to search for a new car on the Internet and compare notes with friends on a social networking site.  Is this allowed from my workstation?

Action

Reasonable personal use of your TELUS-provided communication device  to access the Internet is allowed provided it complies with our policies, is carried out on personal time, does not interfere with your work or negatively impact TELUS in any way.  Remember that business needs must take priority in the allocation of our time at work and that TELUS monitors such traffic and logs of this activity may be used in an investigation of a breach of our policies.

Problem

While surfing the web, I came across a forum where people discuss TELUS products and services.  I saw questions, praise and some criticism of TELUS.  What should I do?

Action

Unless you are a specifically authorized TELUS spokesperson in this forum, we encourage you not to participate in discussions about TELUS on the Internet. You may open yourself and TELUS to unacceptable risk since you may inadvertently disclose confidential information about TELUS as you defend the company or be viewed as speaking on behalf of TELUS when you have not been authorized to do so.  If you do participate in such discussions in a personal capacity, you may not discuss confidential information about TELUS.

Conflict of Interest

As team members, our first business loyalty must be to TELUS. We must avoid situations or relationships that may be harmful or detrimental to the best interests of the Company and result in a conflict of interest.  A conflict arises whenever we face a choice between what is in our personal interest (financial or otherwise) and the interests of TELUS. We must not only avoid any actual or potential conflict of interest, but also situations where there is an appearance of conflict of interest.  In such circumstances, team members must take action to eliminate the conflict of interest or the perception of conflict of interest.

We must disclose actual or potential conflicts of interest to our manager. Each situation must be considered individually and the potential for conflict of interest determined based on the parties involved, level of access to business information, decision-making authority, job duties / responsibilities, position within the organization, and potential impact on others. If you are in a conflict or are unsure, you should complete a “Conflict of Interest Questionnaire” available on the company intranet.  When complete, this form is filed with the Ethics office.

This section is intended as a guide in those areas in which conflicts of interest most often arise. It is not intended to be definitive or all-inclusive, as guidelines cannot cover every situation that could give rise to a conflict of interest.

Relationships

Conflict of interest may occur when a team or family member gains personal benefit from a business relationship with TELUS, or from an outside business with which TELUS has a relationship such as a customer, competitor, supplier, contractor, consultant, agent, vendor, channel partner or dealer. This personal benefit may take the form of an ownership interest in or a role as a director, officer or employee of an entity that is engaged in a business relationship with TELUS.

This guideline does not prohibit team members from holding publicly traded shares of an entity with which TELUS has a business relationship or a competitor provided that the team member does not have a significant investment in the entity and does not acquire the shares based on material undisclosed confidential information obtained as a result of employment with TELUS or by being a member of the Board of Directors of a TELUS company.

Team members may not participate in a decision to hire, transfer or promote a family member, or be in a position of direct or indirect influence over a family member.  Team members may not supervise a family member nor have direct or indirect authority over employment-related decisions that impact a family member such as pay, performance ratings, work assignments, discipline, training or termination. Team members who have authority over decisions that impact former team members should be cognizant that real or perceived conflicts of interest may continue to arise when they make decisions that affect a family member who is also a former TELUS team member.

Family member is defined as a spouse (including common-law spouse and same sex partner), child, stepchild, parent, sibling, niece, nephew, aunt, uncle, cousin,

grandparent, grandchild, in-law (including mother-in-law, father-in-law, son-in-law, daughter-in-law, sister-in-law, brother-in-law) or any person (other than domestic employees) residing in the same household as the TELUS team member.

TELUS Board members must disclose any family or personal relationship with TELUS team members or with TELUS job applicants to the Chair of the Corporate Governance Committee in order that the Committee may determine whether the relationship impacts the Director’s independent status.

Situations may arise where broader familial relationships and other close personal associations cause real or perceived conflicts of interest or the possibility of real or perceived improper influence.  Team members should be sensitive to these concerns and demonstrate good business judgment in the best interest of TELUS and in keeping with the spirit and intent of this policy.  Any uncertainty should be discussed with the appropriate HR business partner.

Team members must not be involved in any negotiations or transactions with customers, suppliers, contractors, consultants, agents, vendors, or outside parties where the team member has a personal, commercial or financial interest in the outcome of the negotiations that may conflict with the interests of TELUS.

Board Members, Executives and Senior Finance Managers have a duty to disclose whether they have a relationship with the Company’s External Auditor.

Outside employment and activities

We are free to engage in outside business activities in our own time.  However, we must ensure that these activities do not conflict, or have the potential to conflict, with TELUS’ best interests or with our ability to perform our job for TELUS.  As a general guideline, we may not work for or be engaged in business activities for enterprises that are competitors or suppliers of TELUS. A conflict may also arise if, for example, we use skills or tools paid for or developed by TELUS.

It is a conflict of interest to have an outside interest that demands so much time and energy that it interferes with the team member’s ability to do TELUS work. This could include any charitable activities that require time and effort during normal working hours, except for situations where the individual is acting in a representative capacity at the request of TELUS with the explicit and written permission of his or her manager.

Future Business

Over time, TELUS may expand into new businesses or change its product lines or services. Team members are responsible for re-examining their individual situations on a regular basis to avoid becoming involved in a conflict of interest situation where no such conflict previously existed.

Information

Team members may not disclose or use for any personal reason, including personal gain, any confidential information (including competitive intelligence) obtained through employment with TELUS or by being a member of the Board of Directors of a TELUS company.

Insider Trading

As detailed in the TELUS Insider Trading Policy and summarized here, team members may not trade in shares or other securities of TELUS or any other company while in possession of undisclosed material information relative to the company whose securities are being traded.  Nor may team members inform or tip any other person, including their immediate family, of any undisclosed material information, other than in the “necessary course of business”. The “necessary course of business” exception is a limited one and exists so as not to unduly interfere with a company’s ordinary business activities.  Please see the TELUS Insider Trading Policy for more information.

Material information in respect of a company is information that could reasonably be expected to have a significant effect on the market price or value of any securities of that company.

Gifts and Benefits

TELUS team members shall not offer or accept, directly or indirectly, gifts, gratuities, rewards, favours or benefits from any organization or person having business dealings with TELUS other than as described below.  These guidelines apply at all times and do not change during traditional gift-giving seasons.

It is not a conflict of interest to offer or accept hospitality or entertainment or to offer a discount or gift certificate for TELUS services, provided it is reasonable, and is within the limits of responsible and generally accepted business practices.  However, team members should not offer or accept gifts or benefits that are intended to influence, or appear to influence, a particular business decision. Gifts of cash or cash equivalent should not be exchanged.

Acceptable benefits in the normal course of business for TELUS employees typically are less than $250 Canadian or the close equivalent in other currencies and include

•                  Transportation to or from the customer’s or supplier’s place of business

•                  Hospitality suites

•                  Attendance at sporting or cultural events

•                  Business lunches or dinners

•                  Small seasonal holiday gifts or prizes to be used in office draws and raffles

Third party-paid seminars or conferences may be appropriate if there is a clear benefit to TELUS for attending and the attendance is approved in advance by the manager.  To avoid a real or perceived conflict of interest, team members should consider TELUS funding incremental expenses (e.g. airfare and hotel).

Team members with supplier selection, negotiation, purchasing or contract management roles within TELUS are subject to more stringent professional purchasing requirements regarding gifts and benefits and maintaining appropriate relationships with suppliers and should therefore not accept any gifts or benefits from suppliers or potential suppliers without the explicit and written permission of his or her manager.

Case Studies

Problem

I work in a senior marketing position at TELUS and operate my own business after hours. Though I use my marketing skills, the business in no way competes with TELUS business. I started small, working out of my basement. But my business is gradually generating more and more revenue. I am considering hiring a part-time manager, as I am not ready to leave my full-time employment. Once my own business can pay me as much as my salary does, I will devote my full attention to it. I have the best of both worlds - a salary and a blossoming business for future security.  Is this a conflict of interest?

Action

No. If, however, TELUS decides in the future to enter the same line of business that your company is in, you will be in a conflict of interest position, even though you were in that business first.  You must then decide which of your two interests, your own company or your employer’s, will receive your full attention. Since TELUS is not currently in the same line of business as your company, you are operating ethically, as long as it remains an after-hours pursuit.

Problem

I recently married the owner of a local franchise selling a competitor’s cellular phone service. We have agreed not to talk about our business days. Recently, my manager advised me that I could be in a conflict of interest position.  What should I do?

Action

You are in a situation that may leave the impression of a conflict of interest. Even though you and your new spouse have decided not to talk about your business lives, people outside the marriage—including your employer—may perceive you are in a conflict of interest position. You should discuss your situation with your manager and identify the extent to which your access to TELUS’ information could benefit your spouse’s company and develop alternatives to avoid any appearance of a conflict of interest.

Problem

I install telecommunications inside wiring for small and medium-sized business customers. With the growth of the Internet and other communications services, demand for my expertise is booming. Can I take advantage of this opportunity and start up an installation business on my own time?

Action

No. You cannot engage in any outside activity that might take business away from TELUS or any of its subsidiaries. Furthermore, as a team member, you are expected to contribute your energy and ideas to your job at TELUS.

Problem

My spouse has just become an executive sales manager for a company that services the computers for TELUS. Do I need to tell anyone about this?

Action

Yes. One of your spouse’s competitors or a fellow TELUS team member could claim that your spouse gets TELUS’ business because you are a TELUS team member. You should notify your manager and make sure you are not involved in any decisions regarding your spouse’s company.

Problem

Part of my job involves the selection of technology.  One day, a technology supplier phoned me and offered me and my family free use of his luxury vacation condominium. He says he is not using it and it would be a shame to have it sit empty.

Action

The supplier has made a generous offer.  Too generous. Your use of the condominium appears offered in exchange for future special treatment from you in your position with TELUS. You should decline the offer.

Problem

While at lunch, I overheard a conversation between two other TELUS team members regarding company plans to make a minority investment in a business that develops communications software. Can I buy shares in the software company or suggest to my spouse that she do so?

Action

No. Although you found out about TELUS’ planned investment by accident, you are prohibited from buying shares by virtue of the fact that you are a member of the TELUS team. Your spouse is also prohibited, because she obtained information about the proposed investment from you, a TELUS team member. However, you and your spouse will be able to buy shares when TELUS’ investment in the software company becomes publicly disclosed.

Problem

As a network engineer with TELUS, I have significant influence over the selection of the company’s suppliers.  I have known the owner of one of TELUS’ suppliers since we were kids and have always maintained a close personal relationship.  I have no personal, commercial or financial interest in the supplier.  Is there still an appearance of conflict?

Action

Yes.  Although you may not have a personal, commercial or financial interest in the outcome of the business relationship with this person, there may still be an appearance of bias or preferential treatment towards their company.  You must  eliminate the perception of conflict of interestby removing your involvement from the selection of the company’s preferred suppliers or having a second person (a superior or a peer) co-approve the supplier selection decision.

Problem

I am a customer service manager with TELUS and my nephew is seeking employment as an engineer with TELUS. Am I able to recommend him for employment?

Action

To avoid a conflict of interest, you should have no involvement in the selection decision.  However, you may provide a written personal reference to the appropriate HR recruitment manager.

Dealing with Suppliers, Contractors, Consultants and Agents

We value our relationship with suppliers, contractors, consultants and agents and those acting on behalf of TELUS because they contribute to our overall success.  We strive to ensure our business dealings with them are ethical and that they understand our expectations of them for compliance with applicable TELUS policies.

Selecting Suppliers, Contractors, Consultants and Agents

•                  We strive to award business to suppliers, contractors, consultants and agents who are in compliance with applicable laws and regulations in their business relationships, including those with their employees, their communities and TELUS.

•                  We strive to select our suppliers, contractors, consultants and agents based upon objective and fair criteria including but not necessarily limited to business need, price, service, quality, reputation for ethical conduct and health, safety and environmental business considerations.

Adherence to applicable TELUS policies

•                  We expect the suppliers, contractors, consultants and agents with whom we do business to demonstrate similar values and standards as the applicable TELUS policies.

•                  We strive to ensure that our suppliers, contractors, consultants and agents are made aware of applicable TELUS policies specific to the work for which they are being engaged.